UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period:   August 3, 2011           File No.  001-33537

DEJOUR ENERGY INC.
(Name of Registrant)

598-999 Canada Place, Vancouver, British Columbia, Canada, V6C 3E1
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ☒	FORM 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

DOCUMENTS FILED

See the Exhibit Index hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Energy Inc.
(Registrant)

Dated: August 3, 2011
By: /s/ Mathew Wong
Mathew Wong,
Chief Financial Officer

EXHIBIT INDEX

Exhibit Description

99.1 News Release Issued June 21, 2011, Announcing 90 Feet of Potential Pay at South Rangely Test Well.

99.2 News Release Issued July 11, 2011, Announcing Dejour is on Schedule to Finalize Q3 Gibson Gulch Debt Financing.

99.3 News Release Issued July 13, 201, Announcing Noverra Research has Initiated Coverage of Dejour.